FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number:

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

________________________________________________________________________________________

TELMEX INTERNACIONAL APPROVES A CASH DIVIDEND PAYMENT AND FUNDS TO PURCHASE ITS OWN SHARES.

Mexico City, July 9, 2008. Telmex Internacional, S.A.B. de C.V. (TELMEX INTERNACIONAL) (BMV: TELINT; NYSE: TII; LATIBEX: XTII) announced that its Ordinary Shareholders' Meeting held today, approved the following issues:

  Payment of a cash dividend of $0.15 Mexican pesos per outstanding share in two equal payments of $0.075 Mexican pesos per share, resulting from the net tax profit account. Specifically, for holders of American Depositary Shares, the corresponding record dates will be August 27, 2008 and November 25, 2008 and the payment dates will be September 4, 2008 and December 4, 2008, respectively.

  Authorization of the amount of funds that can be allocated to purchase the Company's own shares by 10 billion pesos.

Telmex Internacional is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru. More information about Telmex Internacional can be accessed on the Internet at www.telmexinternacional.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 09, 2008.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional Press Release: TELMEX INTERNACIONAL APPROVES A CASH DIVIDEND PAYMENT AND FUNDS TO PURCHASE ITS OWN SHARES.